As filed with the Securities and Exchange Commission on July 26, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Amendment No. 1

PIMCO Income Strategy Fund

(Name of Subject Company (Issuer))

PIMCO Income Strategy Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series T, Series W and Series TH, Par Value $0.00001

(Title of Class of Securities)

72201H207

72201H306

72201H405

(CUSIP Number of Class of Securities)

Ryan Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (844) 337-4626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7362

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$44,609,250 (a)	$5,406.64 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 2,051 shares in the offer, based upon a price of 87% of the liquidation preference of $25,000 per share (or $21,750 per share).

(b) Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,406.64	Filing Party: PIMCO Income Strategy Fund

Form or Registration No.: Schedule TO	Date Filed: June 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) initially filed by PIMCO Income Strategy Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series T, Series W and Series TH (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2019 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 87% of the liquidation preference of $25,000 per share (or $21,750 per share) in cash, plus any unpaid dividends accrued through the Expiration Date (as defined in the Offer), less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

This Amendment is the final amendment to the Statement and is being filed to report the results of the Offer. Filed herewith as Exhibit (a)(5)(ii) and incorporated herein by reference is a copy of the press release issued by the Fund dated July 26, 2019 announcing the results of the Offer.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on July 26, 2019.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO Income Strategy Fund

By:	/s/ Eric D. Johnson

Name:	Eric D. Johnson

Title:	President

Dated as of: July 26, 2019

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated June 25, 2019.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi) (a)(5)(i)	Form of Notice of Withdrawal.* Press Release issued on June 25, 2019.**

(a)(5)(ii)	Press Release issued on July 26, 2019.***

(d)(i)	Tender Offer Agreement, dated June 13, 2019, by and among PIMCO Corporate & Income Strategy Fund, PIMCO Corporate & Income Opportunity Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, Pacific Investment Management Company LLC and RJ Securities, Inc.*

(d)(ii)	Tender Offer Agreement, dated June 14, 2019, by and among PIMCO Corporate & Income Strategy Fund, PIMCO Corporate & Income Opportunity Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, Pacific Investment Management Company LLC and RiverNorth Capital Management, LLC, on behalf of the investment funds and accounts it manages.*

* Previously filed on Schedule TO via EDGAR on June 25, 2019 and incorporated herein by reference.

** Previously filed on Schedule TO-C via EDGAR on June 18, 2019 and incorporated herein by reference.

*** Filed herewith.